

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Damian Scokin
Chief Executive Officer
Despegar.com, Corp.
Juana Manso 1069, Floor 5
Ciudad Autónoma de Buenos Aires, Argentina C1107CBU

> **Re: Despegar.com, Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38209**

Dear Mr. Scokin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects, page 70

1. You disclose that one of the significant estimates underlying your financial statements is the allowance for expected credit losses. You acquired a majority equity stake in Koin in August 2020 and acquired the remaining equity stake in January 2022. Koin is a financial services company focused on the buy-now pay-later business in Brazil that you plan to grow and expand into other markets in Latin America. Please discuss and analyze the results of operations of your financial services business. Also discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your income, expenses or cash flows. For example, the buy-now-pay-later business model could result in high past due amounts and loan defaults for borrowers with limited access to traditional financial services. Refer to Item 303(b)(2)(ii) of Regulation S-K and to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Financial Statements
Notes to the Consolidated Financial Statements
3. Summary of significant accounting policies
Revenue Recognition, page F-17

2.   You recognize revenue when the booking is completed, paid and confirmed, less a reserve for cancellations based on historical experience. You had an allowance for cancellations of $19.2 million at December 31, 2021. Actual deductions for cancellations were $0 in 2019, $302 in 2020 and $1,982 in 2021. Please tell us the factors you considered in determining the allowance for cancellations of $19.2 million at December 31, 2021 given your much lower aggregate amount of cancellations over the last two years of a global pandemic.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation